Exhibit 16

April 10, 2006

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re: Sunterra Corporation

File No. 001-13815

Dear Sir or Madam:

This letter is in response to Item 4.01 of Form 8-K filed by Sunterra Corporation on March 28, 2006 with the U.S. Securities and Exchange Commission (SEC) relating to the dismissal of our firm as the external auditors of record.

We do not agree with the statements made by the Company to Item 4.01 of Form 8-K as it relates to Item 304 (a)(1)(v)(C). On March 23, 2006 Grant Thornton LLP received an email from one of the Company’s previous employees which detailed allegations related to certain of the accounting practices related to the Company’s European operations. In that e-mail to us, a former employee included a copy of an email he had sent to the Company on December 9, 2005 detailing the allegations. Grant Thornton LLP had not previously been provided with this email, or the specific allegations being made by the previous employee during either our audit of Sunterra Corporation’s financial statements for the year ended September 30, 2005 or when we performed interim review procedures on the Company’s financial statements for the quarter ended December 31, 2005. We informed the Company that these matters warrant further investigation and evaluation by the Company and the Audit Committee to evaluate whether they have any impact on previously issued financial statements. Further, we have advised the Company that additional procedures are necessary in order for Grant Thornton LLP to conclude on the impact on the fairness or reliability of our previously issued financial statement audit and internal control reports.

Sincerely,

Grant Thornton LLP

Suite 300

1000 Wilshire Blvd.

Los Angeles, CA 90017-2464

T 213.627.1717

F 213.892.1632

W www.grantthornton.com

Grant Thornton LLP

The US Member Firm of Grant Thornton International